
March 17, 2011

Mr. Allan Sepe
Chief Executive Officer and Chief Financial Officer
Blue Gem Enterprise, Inc.
12805 N.W. 42 Avenue
Opa-locka, Florida 33054

> **Re:** **Blue Gem Enterprise, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed September 21, 2010**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2010**
> **Filed October 19, 2010**
> **File No. 333-153441**

Dear Mr. Sepe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended May 31, 2010

General

1. Please file your Form 10-Q for the fiscal quarter ended November 30, 2010, which was due January 14, 2011, without further delay.

2. Based on your disclosures it appears that you now operate as a food and beverage distribution company. If this is correct, please change your SIC code from 1000 to a SIC code that is more appropriate for your current business.

Financial Statements

Statements of Changes in Stockholders' Equity, page F-6

3.   We note that you completed a stock split in 2010 but did not retroactively restate share activity reported since the beginning of the reporting period (i.e. May 31, 2008) as would ordinarily be required. As presented, the number of outstanding common shares appearing on pages F-4 and F-6 is not consistent with the guidance in SAB Topic 4:C and FASB ASC 260-10-55-12, and does not correspond to the weighted average common shares utilized in computing EPS for the year ended May 31, 2009, as shown on page F-5. Please revise accordingly.

Note 6 – Related Party Transactions, page F-12

Share Exchange Agreement, page F-13

4.   We note your disclosure indicating that on September 14, 2010, you completed a Share Exchange Agreement with Title Beverage Distribution, Inc., an entity which then became your wholly owned subsidiary.

Please expand your disclosure to discuss the salient terms of the agreement, such as the number of shares exchanged, value ascribed and your allocation of value to the assets and liabilities acquired.

Note 8 – Commitments and Contingencies, page F-14

5.   We note your disclosure on page F-15 explaining that you acquire and distribute produce, milk and other dairy products through verbal agreements with American Fruit & Produce Corp. (AFP). We also note your revenue recognition policy on page F-9, indicating you recognize revenue when products are distributed but recognize costs as they are incurred.

Please expand your disclosure to clarify the terms under which you acquire or receive products for distribution. It should be clear how you determined that you are serving either as a principal, taking ownership of the inventory and assuming the risk of loss, or as an agent, distributing the products for a fee.

Please indicate whether there are any minimum purchase or distribution requirements, describe any consequences that would be reasonably likely to occur if you were unable to meet them, and the circumstances under which you would be able to return any unsold products.

Please submit a schedule showing sales revenue earned as a principal, fee revenue earned as an agent, and the related costs and gross profit earned under these arrangements for each period presented. Tell us why your policy for recognizing costs does not correspond to the point at which you book revenue; and explain why you had no inventory to report as of May 31, 2010.

Exhibit 31

6.   Please file a new officer certification that includes references to internal control over financial reporting in paragraphs 4 and 4(b), matching the exact wording as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended August 31, 2010

General

7.   Please revise the accounting and disclosures in your interim report as necessary to resolve all applicable concerns raised in the comments on your annual report.

Management's Discussion and Analysis

Results of Operations, page 10

8.   We note your disclosure stating that operating expenses for the three months ended August 31, 2010 included $181 thousand of bad debt expense. Please expand your disclosure to discuss the reason for the bad debt expense, identifying the change in circumstances which arose in the interim period to clarify why an allowance for bad debts was not made in the prior annual period based on your accounts receivable accounting policy on page F-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief